

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

Via E-mail
Robert W. Manly, IV
Chief Financial Officer
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

> **Re: Smithfield Foods, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 18, 2013**
> **File No. 001-15321**

Dear Mr. Manly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary Term Sheet, page 1

Solicitation of Proxies, page 3

1. We note that proxies may be solicited in person or by telephone, facsimile, electronic mail or other electronic medium. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Interest of Smithfield Directors and Executive Officers in the Merger, page 5

2. Please revise in this section and on page 52 to disclose the amount of total compensation to potentially be received by your directors and executive officers in connection with the proposed merger.

Material U.S. Federal Tax Consequences of the Merger, page 7

3. Please revise here, on page 12, and in the entire section starting on page 68 that investors are encouraged to consult their own tax advisors, rather than stating that they should consult their tax advisors.

Background of the Merger, page 27

4. We note the disclosure in the opening paragraph that from time to time, Smithfield and the Smithfield Board, reviewed and evaluated strategic opportunities and that one such opportunity is discussed in the second paragraph. To the extent any other strategic alternatives were considered by your Board, such as other strategic partnerships, merger or acquisition transactions, please revise this section to discuss in greater detail if, or when, those alternatives were considered and for what reason those alternatives were not considered or pursued.

5. We also note the discussion in the third paragraph of page 28 regarding other possible transactions with Shuanghui International Holdings Limited ("Parent") in the past. To the extent other strategic alternatives were considered with Parent, please revise to expand to include a brief discussion of those transactions considered, the time frame for when discussions started and why other strategic alternatives were not ultimately considered or pursued.

Opinion of Smithfield's Financial Advisor, page 41

6. Please provide us with copies of the "board books" and any other materials prepared by your financial advisors. Such materials should include all presentations made by the financial advisors. Please also provide us with copies of the engagement letters.

Selected Comparable Company Analysis, page 43

7. Please tell us whether any additional companies that fit the criteria were not used, and, if not, why not. Similarly, please tell us whether any additional transactions that fit the criteria for the selected transaction analysis were not used, and, if so, why not.

Selected Precedent Transaction Analysis, page 44

8. We note that six of eight of the precedent transactions were announced over five years ago. Please briefly explain how these transactions are useful to this analysis in light of their age and disclose whether there is any limitation in comparability because of the passage of time.

Certain Financial Projections, page 48

9. Include a brief discussion of the underlying assumptions and limitations of the projections provided.

Interests of Smithfield Directors and Executive Officers in the Merger, page 52

10. It appears you should provide two separate tables. Please revise this section to provide two separate tables: one table to disclose all golden parachute compensation, including both the arrangements and amounts previously disclosed and subject to a shareholder advisory vote under section 14A(a)(1) of the Exchange Act and a separate table to disclose only the new arrangements and/or revised terms subject to the separate shareholder vote under section 14A(b)(2) of the Exchange Act or advise. Refer to Instruction 6 to Item 402(t) of Regulation S-K.

11. Please add disclosure to the retention bonus discussion here to indicate that Shuanghui International Holdings Limited had expressed an interest that a retention program be established in connection with the merger negotiations.

Financing of the Merger, page 62

Bank of China Financing, page 66

12. Please revise to describe "certain of the same conditions" mentioned in the first paragraph of this section.

Regulatory Clearances and Approvals Required for the Merger, page 66

13. Please revise this section to disclose the status of all regulatory approvals required for the merger to be completed. Refer to Item 14(b)(5) of Schedule 14A. Please also include a brief of discussion of the government approvals sought in Mexico, Poland, Russia and Ukraine and the status of those approvals.

14. In this regard, we note some news articles regarding the merger that discuss that some Midwestern states have laws restricting foreign ownership of agricultural land. Please also discuss any state regulatory approvals that must be complied with or approval that

must be obtained in connection with the transaction and, if the so, the status of compliance or approval or advise. Refer to Item 14(b)(5) of Schedule 14A.

Conditions to the closing of the Merger, page 80

15. For each condition to the merger that may be waived, please clarify which party may waive the condition.

Security Ownership of Certain Beneficial Owners and Management, page 88

16. Please revise this section to include the addresses of security owners and management. In addition, disclose the aggregate percent of shares owned by your beneficial owners and management. Refer to Item 403 of Regulation S-K.

17. Please identify the natural persons with voting and investment power over the shares held by BlackRock, Inc.

Material U.S. Federal Income Tax Consequences of the Merger, page 90

18. We note your statement that you included "a general discussion of the material U.S. federal income tax consequences of the merger." Please revise this section to clarify that you have addressed all material U.S. federal income tax consequences. Please also delete the statement that the tax summary "is for general information only" because investors are entitled to rely on this section.

Where You Can Find More Information, page 94

19. Please revise to undertake to provide, by oral request, as well as written, all information that has been incorporated by reference into the filing. Refer to Note D.2 of Schedule 14A.

Other

20. We note that some items required by Schedule 14A are incorporated by reference from the Form 10-K for fiscal year ended April 28, 2013, filed June 18, 2013. We also note that the Part III information from that Form 10-K is incorporated by reference to your to be filed definitive proxy statement. With your revised proxy statement, please include any of that Part III information that you are currently anticipating incorporating by way of the definitive proxy statement or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Patrick J. Naughton, Esq.
        Simpson Thacher & Bartlett LLP